                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                    Superior Consultant Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    868146101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                             17570 West 12 Mile Road
                           Southfield, Michigan 48076
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.    / /

Check the following box if a fee is being paid with the statement.       / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  868146101                                           Page 2 of 9 Pages

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                              Ronald V. Aprahamian

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                       (b) [ ]
                              See Item 2 below

3         SEC USE ONLY

4         SOURCE OF FUNDS*    SC, PF
                              See Item 3 below

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                          [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

NUMBER OF SHARES           7            SOLE VOTING POWER                870,763
BENEFICIALLY OWNED         8            SHARED VOTING POWER                3,000
BY EACH REPORTING          9            SOLE DISPOSITIVE POWER           870,763
PERSON WITH                10           SHARED DISPOSITIVE POWER           3,000


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            873,763

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              7.8%

14        TYPE OF REPORTING PERSON
                              IN

CUSIP No.  868146101                                           Page 3 of 9 Pages

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                              Richard D. Helppie, Jr.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                       (b) [ ]
                              See Item 2 Below

3         SEC USE ONLY

4         SOURCE OF FUNDS*    PF
                              See Item 3 below

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                          [  ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

NUMBER OF SHARES           7            SOLE VOTING POWER              3,561,189
BENEFICIALLY OWNED         8            SHARED VOTING POWER                    0
BY EACH REPORTING          9            SOLE DISPOSITIVE POWER         3,561,189
PERSON WITH                10           SHARED DISPOSITIVE POWER               0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,561,189

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              31.9%

14        TYPE OF REPORTING PERSON
                              IN

CUSIP No.  868146101                                           Page 4 of 9 Pages

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                              George S. Huntzinger

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                       (b) [ ]
                              See Item 2 below

3         SEC USE ONLY

4         SOURCE OF FUNDS*    SC, PF
                              See Item 3 below

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                          [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

NUMBER OF SHARES           7            SOLE VOTING POWER                282,959
BENEFICIALLY OWNED         8            SHARED VOTING POWER                4,500
BY EACH REPORTING          9            SOLE DISPOSITIVE POWER           282,959
PERSON WITH                10           SHARED DISPOSITIVE POWER           4,500

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            287,459

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              2.6%

14        TYPE OF REPORTING PERSON
                              IN

CUSIP No.  868146101                                           Page 5 of 9 Pages

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSON

                              Richard R. Sorensen

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                       (b) [ ]
                              See Item 2 below

3         SEC USE ONLY

4         SOURCE OF FUNDS*    PF
                              See Item 3 below

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                          [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

NUMBER OF SHARES           7            SOLE VOTING POWER                 38,703
BENEFICIALLY OWNED         8            SHARED VOTING POWER                5,000
BY EACH REPORTING          9            SOLE DISPOSITIVE POWER            38,703
PERSON WITH                10           SHARED DISPOSITIVE POWER           5,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            43,703

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0.4%

14        TYPE OF REPORTING PERSON
                              IN

CUSIP No.  868146101                                           Page 6 of 9 Pages

         The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, the Amendment No. 4 filed May 14, 2001, the Amendment No. 5 filed May 21, 2001, the Amendment No. 6 filed on November 21, 2001 and the Amendment No. 7 filed November 4, 2002 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purposes of this Amendment No. 8 are (a) to report that Peters has discontinued his non-discretionary purchase plan described in the Schedule 13D and ceased to be a Reporting Person, (b) to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and (c) to describe the transactions in Common Stock effected by the Reporting Persons since the filing of the Amendment No. 7.

ITEM 3 -- SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended as follows:

On July 25, 2002, the Promissory Notes were amended to (a) change the interest rate to a per annum rate equal to the prime rate as published by the Issuer's primary banker from time to time, plus 1%, and (b) provide that the principal and accrued and unpaid interest is payable upon the first to occur of the following: (i) December 31, 2003; or (ii) upon a Change of Control of the Issuer, as defined in the Purchase Agreement.

The Restated Promissory Notes and Amendments to Pledge Agreements for each of Aprahamian and Huntzinger are attached hereto as Exhibits D - G and are incorporated herein by reference.

ITEM 4 -- PURPOSE OF TRANSACTION

Item 4 is amended as follows:

The broker-dealer has agreed to allocate any shares purchased pursuant to the Purchase Plans among the Reporting Persons' individual accounts in the aggregate based upon the following approximate percentage allocation until any Reporting Person shall have purchased the aggregate maximum amount of shares of Common Stock designated in the Purchase Plan, as may be amended from time to time:
Aprahamian (43.5%), Helppie (43.5%), Huntzinger (9%) and Sorensen (4%).

ITEM 5 -- INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of December 19, 2002, there were 11,116,991 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 4,766,114 shares of Common Stock which represents approximately 42.4% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 873,763 shares, which represents 7.8% of the outstanding shares of Common Stock; (ii) Helppie beneficially owns 3,561,189 shares, which represents 31.9% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 287,459 shares, which represents 2.6% of the outstanding shares of Common Stock; and (iv) Sorensen beneficially owns 43,703 shares which represents 0.4% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Aprahamian -- 30,000 shares; Helppie -- 52,500 shares; Huntzinger -- 10,000 shares; and Sorensen -- 28,600 shares.

(b) Since the filing of the Amendment No. 7, the following transactions by Reporting Persons occurred:

CUSIP No.  868146101                                           Page 7 of 9 Pages


  Reporting Person      Transaction Date    No. of Shares    Price per Share      Type of Transaction
  ----------------      ----------------    -------------    ---------------      -------------------
Aprahamian             10/30/02             1,075           $2.15               Open market
                       10/31/02             435             $2.00               Open market
                       11/4/02              6,320           $1.97               Open market
                       11/6/02              1,055           $2.00               Open market
                       11/8/02              1,055           $1.95               Open market
                       11/11/02             1,025           $1.96               Open market
                       11/19/02             1,235           $2.03               Open market
                       11/22/02             1,235           $2.33               Open market
                       11/25/02             9,105           $2.40               Open market
                       11/26/02             9,130           $2.77               Open market
                       11/29/02             1,300           $2.63               Open market
                       12/2/02              2,365           $2.90               Open market
                       12/4/02              2,380           $3.25               Open market
                       12/6/02              1,090           $3.12               Open market
                       12/10/02             2,530           $2.86               Open market
                       12/16/02             3,050           $2.71               Open market
                       12/17/02             3,050           $2.55               Open market
                       12/19/02             21,335          $2.65               Open market

Helppie                10/30/02             1,075           $2.15               Open market
                       10/31/02             435             $2.00               Open market
                       11/4/02              6,320           $1.97               Open market
                       11/6/02              1,055           $2.00               Open market
                       11/8/02              1,055           $1.95               Open market
                       11/11/02             1,025           $1.96               Open market
                       11/19/02             1,235           $2.03               Open market
                       11/22/02             1,235           $2.33               Open market
                       11/25/02             9,105           $2.40               Open market
                       11/26/02             9,130           $2.77               Open market
                       11/29/02             1,300           $2.63               Open market
                       12/2/02              2,365           $2.90               Open market
                       12/4/02              2,380           $3.25               Open market
                       12/6/02              1,090           $3.12               Open market
                       12/10/02             2,530           $2.86               Open market
                       12/16/02             3,050           $2.71               Open market
                       12/17/02             3,050           $2.55               Open market
                       12/19/02             21,335          $2.65               Open market

Huntzinger             10/30/02             214             $2.15               Open market
                       10/31/02             85              $2.00               Open market
                       11/4/02              1,235           $1.97               Open market
                       11/6/02              205             $2.00               Open market
                       11/8/02              205             $1.95               Open market
                       11/11/02             200             $1.96               Open market
                       11/19/02             245             $2.03               Open market
                       11/22/02             245             $2.33               Open market
                       11/25/02             1,780           $2.40               Open market
                       11/26/02             1,785           $2.77               Open market
                       11/29/02             255             $2.63               Open market
                       12/2/02              460             $2.90               Open market
                       12/4/02              485             $3.25               Open market
                       12/6/02              230             $3.12               Open market

CUSIP No.  868146101                                           Page 8 of 9 Pages

                       12/10/02             512             $2.86               Open market
                       12/16/02             615             $2.71               Open market
                       12/17/02             615             $2.55               Open market
                       12/19/02             4,330           $2.65               Open market

Sorensen               10/30/02             85              $2.15               Open market
                       10/31/02             35              $2.00               Open market
                       11/4/02              510             $1.97               Open market
                       11/6/02              83              $2.00               Open market
                       11/8/02              83              $1.95               Open market
                       11/11/02             81              $1.96               Open market
                       11/19/02             100             $2.03               Open market
                       11/22/02             100             $2.33               Open market
                       11/25/02             738             $2.40               Open market
                       11/26/02             736             $2.77               Open market
                       11/29/02             106             $2.63               Open market
                       12/2/02              190             $2.90               Open market
                       12/4/02              192             $3.25               Open market
                       12/6/02              90              $3.12               Open market
                       12/10/02             200             $2.86               Open market
                       12/16/02             243             $2.71               Open market
                       12/17/02             243             $2.55               Open market
                       12/19/02             1,704           $2.65               Open market

In addition, Aprahamian's reported beneficial ownership is increased by 4,988 shares in order to reconcile a discrepancy in the amount of shares previously reported.

(e) Effective as of December 3, 2002, Peters has discontinued his non-discretionary purchase plan described in the Schedule 13D and ceased to be a Reporting Person. Peters does not have any agreement, arrangement or understanding to act together or with the Reporting Persons with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire. On the date on which Peters ceased to be a Reporting Person, he beneficially owned 60,071 shares which represent approximately 0.5% of the outstanding shares of Common Stock. The number of shares beneficially owned by Peters includes 57,000 shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof.

ITEM 7 -- MATERIALS TO BE FILED AS EXHIBITS

Item 7 is amended as follows:

Exhibit D*                             Aprahamian Restated Promissory Note
Exhibit E*                             Aprahamian Amendment to Pledge Agreement
Exhibit F*                             Huntzinger Restated Promissory Note
Exhibit G*                             Huntzinger Amendment to Pledge Agreement

Exhibit N                  Amended and Restated Joint Filing Undertaking

* Incorporated by reference from the Issuer's Form 10-Q as filed on November 14, 2002.

CUSIP No.  868146101                                           Page 9 of 9 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 30, 2002


   /s/ Ronald V. Aprahamian                       /s/ Richard D. Helppie, Jr.
   ---------------------------------------        ---------------------------
   Ronald V. Aprahamian, Chairman                 Richard D. Helppie, Jr., CEO
                                                  and Director



   /s/ George S. Huntzinger                       /s/ Richard R. Sorensen
   ---------------------------------------        --------------------------
   George S. Huntzinger, President and COO        Richard R. Sorensen, CFO

           EXHIBIT N -- AMENDED AND RESTATED JOINT FILING UNDERTAKING

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date:    December 30, 2002


/s/ Ronald V. Aprahamian                      /s/ Richard D. Helppie, Jr.
---------------------------------             --------------------------------
Ronald V. Aprahamian                          Richard D. Helppie, Jr.

/s/ George S. Huntzinger                      /s/ Richard R. Sorensen
---------------------------------             --------------------------------
George S. Huntzinger                          Richard R. Sorensen